August 11, 2009
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	WESCO International, Inc. Registration Statement on Form S-4 Filed July 27, 2009 File No. 333-160818 Schedule TO-I Filed July 27, 2009 File No. 005-58085
Dear Mr. Duchovny:
     We are providing this letter in response to the comment of the Staff contained in your letter dated August 7, 2009 regarding the Registration Statement on Form S-4 filed by WESCO International, Inc. (the “Company”) on July 27, 2009 (File No. 333-160818) (the “Form S-4”) and the Schedule TO-I filed by the Company on July 27, 2009 (File No. 005-58085). Set forth below is the Staff’s comment and our response.
Schedule TO-I
Form S-4
COMMENT NO. 1:
     We note your disclosure that the initial conversion price of the 2029 Debentures will equal 125% of the Average VWAP and that the VWAP will be based on a measuring period of ten business days ending on the offer’s expiration date. With respect to this term of your exchange offer, please provide us your detailed legal analysis of your compliance with Item 4(a)(4) of Form S-4, Item 11 of Schedule TO and Item 1011(b) of Regulation M-A.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
August 11, 2009

RESPONSE:
     The 6.0% Convertible Senior Debentures due 2029 (the “2029 Debentures”) being offered pursuant to the Form S-4 will be convertible, at the holder’s option, into cash and, in certain circumstances, shares of the Company’s common stock pursuant to the terms of the 2029 Debentures, based on an initial conversion price equal to 125% of the Average VWAP, provided that the initial conversion price will in no event be less than $26.25. The Average VWAP is the arithmetic average, as determined by the Company, of the Daily VWAP (as defined in the Form S-4) for each trading day during the ten trading period ending on and including the scheduled expiration date of the exchange offer, which will be midnight, New York City time, on August 21, 2009, unless extended or earlier terminated by the Company.
     Although the final initial conversion price and, therefore, the initial conversion rate will not be known until after the close of the market on the expiration date, all of the critical market terms of the exchange offer are fixed and have been fixed at all times since the exchange offer was commenced on July 27, 2009. In particular, the Company calls to the Staff’s attention that the terms of the 2029 Debentures impacting the value of the exchange offer consideration are fixed, including the following:
•	The exchange rates applicable to the 1.75% Convertible Senior Debentures due 2026 (the “2026 Debentures”) and the 2.625% Convertible Senior Debentures due 2025 (the “2025 Debentures”) for which the 2029 Debentures would be exchanged are fixed and set forth in the Form S-4. Upon the terms and subject to the conditions set forth in the Form S-4 and the related letter of transmittal, the Company is offering to exchange $960 principal amount of 2029 Debentures for each $1,000 principal amount of 2026 Debentures, and $1,010 principal amount of 2029 Debentures for each $1,000 principal amount of 2025 Debentures, provided that the maximum aggregate principal amount of 2029 Debentures that the Company will issue is $345,000,000.

•	The interest rate at which the 2029 Debentures will accrue interest is a fixed rate of 6.0% per annum and is set forth in the Form S-4, as are the redemption terms of the 2029 Debentures and their maturity date of 2029.

•	The conversion premium applicable to the 2029 Debentures is a fixed premium of 25% over the Average VWAP, subject to the initial conversion price not being less than $26.25. In the event that the initial conversion price is set at $26.25 but would have been a lower figure but for the minimum initial conversion price, the exchange offer will be extended for two business days in order to enable investors to withdraw tendered 2026 Debentures and 2025 Debentures should they so wish. We note that the nominal conversion price (as opposed to the premium) is a characteristic of the consideration and

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
August 11, 2009

not the consideration itself, and, therefore, the consideration does not change by virtue of the determination of the initial conversion price based on the VWAP formula.
     The value of a convertible note at pricing is principally a function of its interest rate, redemption terms, maturity and conversion premium. Because each of these terms of the 2029 Debentures were fixed at the time the exchange offer was commenced and set forth in the Form S-4, the value of the offered consideration in the exchange offer was fixed. Likewise, because the respective exchange rates with respect to the 2026 Debentures and 2025 Debentures were fixed at the time the exchange offer was commenced and set forth in the Form S-4, the amount of the exchange offer consideration also was fixed. In the event that any of these fixed terms were to change during the exchange offer, the Company acknowledges that the amendment to the fixed terms would constitute a change to the exchange offer consideration, and the Company would extend the expiration of the exchange offer as appropriate in accordance with Rule 14e-1(b).
     The Company and its advisors believe that it is very important for the VWAP averaging period to terminate coincident with the expiration of the exchange offer in order to avoid a situation where the 2029 Debentures are over-priced or under-priced due to changes in the Company’s common stock price in the time period after the initial conversion price is determined but before the exchange offer expires. A share price decline in that period may cause investors who took short positions in the Company’s common stock in anticipation of receiving the 2029 Debentures in the exchange offer to enter the market and cover their short position rather than exchange for the 2029 Debentures. In this regard, the reasons for having the averaging period expire on the exchange offer expiration date are no different than those applicable to split-off transactions where the Staff has permitted VWAP averaging periods to run until the expiration date.
     In relation to the VWAP calculation, the Company has implemented the same procedures as have been used in other exchange offer transactions in order to afford additional transparency to investors. These procedures include the following:
•	As disclosed in the Form S-4, information about the initial conversion price calculation is available to investors throughout the exchange offer at http://www.gbsc-usa.com/Wesco. This website provides, by 4:30 p.m., New York City time, on each day during the exchange offer, the indicative VWAP and the resulting indicative conversion price and conversion rate (namely the number of shares issuable per $1,000 principal amount of 2029 Debentures, which equals 1,000 divided by the indicative conversion price). When the final initial conversion price and initial conversion rate are determined, that information similarly will be provided on this website.

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
August 11, 2009

•	At any time during the exchange offer, investors are able contact Global Bondholder Services Corporation, the Information Agent for the exchange offer, via a toll free number provided in the Form S-4 and obtain the indicative (and, once it is determined, the final) conversion price and conversion rate.

•	The Company also will issue a press release setting forth the final initial conversion price and initial conversion rate and file the press release under Rule 425 no later than 4:30 p.m., New York City time, on the last day of the VWAP averaging period.
     Accordingly, the Company believes that it is in compliance with the requirements of Form S-4, Schedule TO and Regulation M-A with respect to the Form S-4 and the exchange offer described therein.
     In addition, the Company understands that the Staff would like those wishing to use VWAP pricing in the context of an exchange offer to consult with the Staff, as the Company had done, prior to proceeding.
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Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
August 11, 2009

*          *          *
     In connection with the response above, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4 and Schedule TO-I, please contact me at 412-454-2200 at your earliest convenience.

Sincerely, WESCO INTERNATIONAL, INC.
By:	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Senior Vice President and Chief Administrative Officer